CERTIFICATE OF NOTIFICATION

                                    Filed by

                            MISSISSIPPI POWER COMPANY


Pursuant to order of the Securities and Exchange Commission dated May 11, 1998 in the matter of File No. 70-8737.


       Mississippi Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

       1. A Loan Agreement dated as of December 1, 1999 was made and entered into by and between the Company and the Mississippi Business Finance Corporation (the "MBFC"), and all transactions relating thereto (including the issuance by the Company of its promissory note dated December 1, 1999 in the principal amount of $9,400,000 pursuant thereto) were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

       2. Filed herewith are the following exhibits.

         Exhibit  A - Loan Agreement between the MBFC and the Company, dated as of December 1, 1999.

         Exhibit  B - Trust Indenture of the MBFC, dated as of December 1, 1999.

         Exhibit  C - Promissory Note of the Company to the MBFC, dated December
                      1, 1999.

         Exhibit  D - Opinion of Eaton and Cottrell, P.A. dated December 10,
                      1999.



Dated: December 10, 1999                              MISSISSIPPI POWER COMPANY


                                                      By /s/Wayne Boston
                                                            Wayne Boston
                                                         Assistant Secretary